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                           July 6, 2020

       Corey Lambrecht
       Chief Financial Officer
       SinglePoint Inc.
       2999 North 44th Street, Suite 530
       Phoenix, AZ 85018

                                                        Re: SinglePoint Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed March 31,
2020
                                                            Response Dated June
29, 2020
                                                            File No. 0-53425

       Dear Mr. Lambrecht:

              We have reviewed your June 29, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 19, 2020 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2019

       Item 8. Financial Statements and Supplementary Data
       Revenues, page F-7

   1. We reviewed your response to comment 1 and reiterate our comment. Given how distinct your businesses are and
the product categories reflected on your website, please tell us your consideration of
using more than one category for disaggregation of your revenues.
                                                        Refer to paragraphs 89
through 91 of ASC 606-10-55.
       Note 3 - Investments, Acquisitions and Goodwill, page F-10

   2. We reviewed your response to comment 2. We note the acquisition occurred on May 14,
                                                        2019. The measurement
period should not exceed one year from the acquisition date.
 Corey Lambrecht
SinglePoint Inc.
July 6, 2020
Page 2
         Refer to ASC 805-10-25-14. Please tell us the final fair value of the acquired assets. In addition, reference is made to comment 4 in our letter dated May 29, 2020. Please amend your Form 8-K filed July 31, 2019 to include Direct Solar's unaudited financial statements as of and for the three months ended March 31, 2019 and pro forma financial information.
      You may contact Adam Phippen at (202) 551-3336 or Donna Di Silvio at
(202) 551-
3202 with any questions.



FirstName LastNameCorey Lambrecht                             Sincerely,
Comapany NameSinglePoint Inc.
                                                              Division of
Corporation Finance
July 6, 2020 Page 2                                           Office of Trade &
Services
FirstName LastName